Exhibit 99.1

Sun Life Financial Inc. announces intention to redeem Class A Non-Cumulative Preferred Shares Series 1 and Series 2

TORONTO, Aug. 11, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem its $400 million of issued and outstanding Class A Non-Cumulative Preferred Shares Series 1 (the "Series 1 Shares") and its $325 million of issued and outstanding Class A Non-Cumulative Preferred Shares Series 2 (the "Series 2 Shares", and together with the Series 1 Shares, the "Series 1&2 Shares") on September 29, 2021.

The Series 1&2 Shares will be redeemed at Sun Life Financial Inc.'s option on September 29, 2021 (the "Redemption Date") at a redemption price of $25.00 per share, together with all declared and unpaid dividends on such share to but excluding the Redemption Date. Notice will be delivered to the holders of the Series 1&2 Shares, respectively, in accordance with the respective terms governing the Series 1&2 Shares.

Separately from the payment of the redemption price, the final quarterly dividend of $0.296875 per share for the Series 1 Shares and $0.30 per share for the Series 2 Shares will be paid in the usual manner on September 29, 2021, to shareholders of record on August 25, 2021.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Forward-Looking Statements

In this forward-looking information section, "we", "our" and "us" refer to Sun Life and its subsidiaries and joint ventures.  Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our anticipated redemption of the Series 1&2 Shares, (ii) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "will", and similar expressions.  All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts.  These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, including the assumption that the transaction will be completed. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.  Readers are cautioned that undue reliance should not be placed on these forward-looking statements.  Information about risk factors relating to us can be found in the annual information form of Sun Life for the year ended December 31, 2020 under the heading "Risk Factors" and other regulatory filings filed with or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov, respectively.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Yaniv Bitton
Manager	Vice-President, Head of Investor Relations
Corporate Communications	Relations & Capital Management
T. 416-988-0542	T. 416-979-6496
irene.poon@sunlife.com	investor_relations@sunlife.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sun-life-financial-inc-announces-intention-to-redeem-class-a-non-cumulative-preferred-shares-series-1-and-series-2-301353603.html

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/11/c8433.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 11-AUG-21